Exhibit 99.1
Shinhan Card’s Board made a resolution to convene Annual General Meeting of Shareholders for the fiscal year of 2014.

On February 25, 2015, the board of directors of Shinhan Card, our wholly-owned card subsidiary, made a resolution to convene the Annual General Meeting of Shareholders for the fiscal year of 2014 as follows:

1. Date and Time: March 26, 2015, 15:50 in Seoul Time

2.	Venue: Conference room, 21th floor, Post Tower Building B, 70, Sogong-ro, Jung-gu, Seoul, Republic of Korea

3.	Agenda:

1) Approval of Financial Statements (Including Statements of Appropriation of Retained Earnings) and Consolidated Financial Statements for the fiscal year of 2014
2) Approval of Revision to Articles of Incorporation
3) Appointment of Directors

i) Appointment of Director

Name	Position	Period of Tenure	Note

Jae Gwang Soh	Non-Executive Director	1yr.	Re-appointed

ii) Appointment of Outside Directors

Name	Position	Period of Tenure	Note

Gyeongrim Kim	Outside Director	1yr.	Re-appointed

Donghwan Kim	Outside Director	1yr.	Re-appointed

Pyung Jo Park	Outside Director	1yr.	Re-appointed

Jae Ho Sung	Outside Director	1yr.	Newly-appointed

4) Approval of the Maximum Limit on Director Remuneration